UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Borden Ladner Gervais, LLP

22 Adelaide St. West, Suite 3400

Bay Adelaide Centre, East Tower

Toronto ON M5H 4E3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 22, 2026, COSCIENS Biopharma Inc. (the “Company”) issued a press release announcing the next steps in connection with changes to the Company’s share capital (the “Share Capital Amendment”), which was approved at the Company’s annual general and special meeting of shareholders held on June 17, 2026. A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated by reference herein. The press release contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Forward-Looking Statements

The information in this Report on Form 6-K and the exhibits attached hereto and incorporated herein by reference include “forward-looking statements” as well as “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements.

Specific forward-looking information in this document includes, but is not limited to, statements relating to: the implementation and effectiveness of the Share Capital Amendment, the approval of the Toronto Stock Exchange (“TSX”) for the Share Capital Amendment, the timing and ability of the Company to complete the SEC Reporting Suspension, the expected cost savings to the Company from completing the Share Capital Amendment and the SEC reporting suspension, the ability of the Company to comply with Rule 12g3-2(b) following completion of the Share Capital Amendment, the anticipated effect of the Share Capital Amendment on the price of the Company’s Common Shares, the Company’s ability to continue to meet its public reporting obligations as a “reporting issuer” under applicable Canadian securities laws and the Company’s expected cost savings from the insolvency of its German subsidiaries. When used in this Report on Form 6-K and the exhibit attached hereto and incorporate herein by reference, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include those under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and other public disclosure filed or furnished under our profile on SEDAR+ at www.sedarplus.ca. or to the Securities and Exchange Commission (“SEC”), including the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed by the Company with the SEC on April 4, 2026, as amended.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

DOCUMENTS INDEX

Exhibit	Description
99.1	Press Release, dated June 22, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: June 22, 2026	By:	/s/ Giuliano La Fratta
Name: Giuliano La Fratta
Title: Chief Financial Officer